Notice to ASX 23 February 2022 2021 Full year results presentation Attached is the Rio Tinto 2021 full year results presentation to be given at 8.30am (GMT) / 7.30pm (AEDT) today by Rio Tinto Chief Executive Jakob Stausholm, and Chief Financial Officer Peter Cunningham. The presentation slides are also available at: https://www.riotinto.com/invest/presentations/2022/annual-results. The live webcast will be available at https://www.riotinto.com/invest/presentations/2022/annual-results. Exhibit 99.2 /LSE

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

2021 Full Year results Grow, decarbonise and deliver attractive shareholder returns 23 February 2022 Operations Centre, Perth. Western Australia

©2022, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward- looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Covid-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Jakob Stausholm Chief Executive Melbourne, Australia

Best operator Transform our safe operating performance Empower our workforce through Rio Tinto Safe Production System Impeccable ESG credentials Accelerate our own decarbonisation Help our customers develop products and services that decarbonise Excel in development Grow in commodities enabling the global energy transition Deliver value-adding growth whilst maintaining financial strength and resilience ©2022, Rio Tinto, All Rights Reserved Delivering on our objectives in order to grow, decarbonise and deliver attractive shareholder returns Social licence Attractive partner to our customers and host countries Partner and restore trust within the community for shared success 4

©2022, Rio Tinto, All Rights Reserved 5 Record full year results and new direction *Taxes and government royalties in respect of underlying earnings in 2021 $38bn Underlying EBITDA 44% Underlying ROCE FCF of $18bn Net cash of $1.6bn $13.0bn* Taxes & government royalties $16.8bn Dividends declared to shareholders Zero fatalities Third consecutive year New strategy in 2021 Underpinned by four key objectives Ambitious emissions targets -15% by 2025, -50% by 2030 0.40 All injury frequency rate (AIFR) Evolving our culture Partnering with experts, living our values

©2022, Rio Tinto, All Rights Reserved Evolving our culture Living our values: Care, Courage, Curiosity Creating a safe, respectful and inclusive work environment Implementing all 26 recommendations from the Everyday Respect report; visible shift in attitudes and behaviours over the last 12 months Empowering the front line through Rio Tinto Safe Production System Different mindset, controlled risk-taking to grow Leadership development training 6

Peter Cunningham Chief Financial Officer New Zealand Aluminium Smelter (NZAS)

Record financial results ©2022, Rio Tinto, All Rights Reserved 8 ($bn, except for per share data) 2021 2020 Comparison Consolidated sales revenue 63.5 44.6 +42% Underlying EBITDA 37.7 23.9 +58% Underlying earnings 21.4 12.4 +72% Net earnings 21.1 9.8 +116% Underlying ROCE 44% 27% n/a Cash flow from operations 25.3 15.9 +60% Capital expenditure 7.4 6.2 +19% Free cash flow 17.7 9.4 +88% Total dividend 16.8 9.0 +87% Total dividend per share ($) 10.40 5.57 +87% Net cash / (debt) 1.6 (0.7)

Robust demand drives commodity prices ©2022, Rio Tinto, All Rights Reserved 9 Iron Ore1 (+48% YoY) Aluminium2 (+46% YoY) Copper3 (+50% YoY) Despite weaker demand and mill operating restrictions during H2, China’s FY21 crude steel production exceeded 1Bnt for the second time in history. Demand recovery in the rest of world maintained its momentum Combined shipments of the major low-cost producers remained below FY18 volumes for the third consecutive year Less high-cost supply was needed to balance the market during H2 21, while prices declined 25% half on half Strong global demand recovery led by packaging, transport and building and construction Increase in global deficit on extensive power related smelter curtailments in China and Europe Lower global inventories supportive of high market and product premiums Exchange inventories declined to multi-year lows Demand grew strongly through 2021 with a pick-up in the rest of the world in H2 Mine supply returned to growth, but many regions continued to face headwinds from lingering effects of COVID-19, workforce constraints and adverse weather conditions 1 Monthly average Platts (CFR) index for 62% iron fines | 2 Average LME price. MWP = Mid-West premium | 3 Average LME price | YoY = change in annual average price. Source: Rio Tinto 0 50 100 150 200 250 Jan-18 Jan-19 Jan-20 Jan-21 Jan-22 Iron ore (US$/dmt) FY Average 0 100 200 300 400 500 600 700 800 900 1,200 1,700 2,200 2,700 3,200 3,700 Jan-18 Jan-19 Jan-20 Jan-21 Jan-22 LME Aluminium FY Average MWP (RHS) 200 250 300 350 400 450 500 Jan-18 Jan-19 Jan-20 Jan-21 Jan-22 Price (c/lb) FY Average

©2022, Rio Tinto, All Rights Reserved 10 Strong conversion of price into earnings… Underlying EBITDA $bn Iron Ore +11.6 Copper +1.9 Aluminium +3.0 Other +1.0

20.0 9.4 15.1 14.3 9.4 8.5 13.9 11.8 14.9 15.9 25.3 7.7 (8.1) 2.1 6.9 4.8 5.8 9.5 7.0 9.2 9.4 17.7 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Operating cash flow Free cash flow ©2022, Rio Tinto, All Rights Reserved 11 …and strong conversion of earnings into cash flows Free cash flow is defined as net cash generated from operating activities less purchases of PP&E less lease principal payments plus sales of PP&E Operating cash flow and free cash flow include capital gains tax paid on disposals of $0.9bn in 2019, $0.1bn in 2018 and $0.2 bn in 2017, primarily related to coal disposals Cash flow $bn

Iron Ore

Strong financial result despite challenging conditions

Operating metrics	2021	2020 comparison	2022 guidance
Average realised price[1, 3]	$143.8/t	+ 45%	
Shipments[3] (100% basis)	321.6Mt	- 3%	320-335Mt
Unit cost[2, 3]	$18.6/t	+ 26%	$19.5-21.0

Financial metrics ($bn)			
Gross product sales	39.6	+ 44%	
EBITDA	27.6	+ 46%	
Margin (FOB)[3]	76%	+ 2 pp	
Operating cash flow	19.2	+ 45%	
Capex	3.9	+ 34%	Sustaining ~1.5
Free cash flow	15.2	+ 48%	
Underlying ROCE	100%	+ 26 pp	

Production impacted by above average rainfall in H1, cultural heritage management and tie-in of growth and replacement mines

Higher volumes of SP10 due to timing of project completion

Commissioning and ramp-up of growth and replacement mines impacted by COVID-19: access to labour and supply chain quality issues

Kept focus on fixed costs. Higher input prices including labour, explosives, energy, stronger AUD, increase in mine work index and operational readiness costs

Genuine progress made with Traditional Owner Groups, continue discussions on agreement making in 2022



[1] Dry metric tonne, FOB basis | [2] Unit costs are based on operating costs included in EBITDA and exclude royalties (state and third party), freight, depreciation, tax and interest. Guidance reflects rising input prices and labour costs, an increased mining work index and higher mine processing plant maintenance, partially offset by the ramp-up of Gudai-Darri and continued efficiency improvements. Unit costs are stated at an Australian dollar exchange rate of 0.75 and exclude any additional COVID-19 response costs | [3] Pilbara only. All other figures reflect Pilbara operations, portside trading and Dampier Salt

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©2022, Rio Tinto, All Rights Reserved Setting up Pilbara iron ore for stronger performance *Commissioning from 2025 subject to approvals | **Rio Tinto Safe Production System First train loaded from mobile crushing and screening at Gudai-Darri with first production from main plant expected for Q2 2022, subject to COVID-19 constraints Commissioning and ramp up of brownfield mines ongoing, impacted by supply chain quality issues in particular, Mesa A wet plant Expect elevated quantities of SP10 until mid-year. Pressures to ease with ramp-up of Gudai-Darri and replacement mines. SP10 will then decrease in the medium term Studies being progressed for new mines*: Western Range, Bedded Hill Top and Hope Downs 2 and Brockman Syncline 1. Delivering system capacity alongside RTSPS** initiatives to improve efficiencies across the network Modernising agreements across all Traditional Owner partners. Heads of Agreements are currently being drafted with two Traditional Owner groups to define principles of partnership and co-management Sustaining capex unchanged at $1.5bn. Investing to improve asset health and reliability Expanding our tenure for potential wind and solar sites 13

Aluminium

Outstanding financials with free cash flow more than doubling

Operating metrics	2021	2020 comparison	2022 guidance
Aluminium realised price[1]	$2,899/t	+ 49%	
Average alumina price[2]	$329/t	+ 21%	
Production – bauxite	54.3Mt	- 3%	54-57Mt
Production – alumina	7.9Mt	- 2%	8.0-8.4Mt
Production – aluminium	3.2Mt	- 1%	3.1-3.2Mt
Canadian smelters – hot metal cash costs[3]	$1,373/t	+ 18%	Refer to pg.63

Financial metrics ($bn)			
Gross product sales	12.7	+ 36%	
EBITDA	4.4	+ 104%	
Margin (integrated operations)	38%	+ 12 pp	
Operating cash flow	3.6	+ 87%	
Capex (excl. EAUs)	1.3	+ 29%	
Free cash flow	2.3	+ 155%	
Underlying ROCE	16%	+ 13 pp	

Substantial increase in FCF to $2.3bn, and more than double EBITDA on stable metal operations, higher sales prices and heightened demand for value-added product (VAP)

Gradual restart at Kitimat in 2022 following strike action, production uplift weighted to H2

Bauxite operations struggled with system stability following severe wet weather in Q1 2021 and equipment reliability

ELYSIS joint venture successfully produced aluminium at industrial scale with no direct greenhouse gas emissions

Investment of $87m for 16 new smelting cells at AP60 smelter to increase its annual production by 45%



[1] LME plus all-in premiums (product and market) | [2] Platts Alumina PAX FOB Australia | [3] Operating costs defined as hot metal cash costs for the Canadian smelters (alumina at market price)

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Copper

Strong financial results despite COVID-19 and other challenges

Operating metrics	2021	2020 comparison	2022 guidance
Copper realised price[1]	424c/lb	+ 50%	
Production – mined copper	494kt	- 7%	500-575kt
Production – refined copper	202kt	+ 30%	230-290kt
Unit cost[2]	82c/lb	- 26%	130-150c/lb
Financial metrics ($bn)*			
Gross product sales	7.8	+ 58%	
EBITDA	4.0	+ 90%	
Margin (integrated operations)	59%	+ 9 pp	
Operating cash flow	2.6	+ 168%	
Capex (excl. EAUs)	1.3	- 20%	
Free cash flow	1.3	+ 289%	
Underlying ROCE[3]	14%	+ 6 pp	

Strong market conditions due to declining stocks, renewed speculative interest and COVID-related supply constraints

Oyu Tolgoi agreement reached with partners. Underground operations under way. First production in H1 2023

Kennecott – improved smelter performance, copper grade exceeding 0.5% in H2

Temporary increase in grades at OT open pit; continued COVID impacts at Escondida

Costs below 2020 but marginally above guidance: lower throughput and grades at Escondida and higher royalties, offset by higher gold grades at OT. Lower gold volumes and underlying inflation reflected in 2022



[1] Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues in 2021 by $246m (2020 positive impact of $182m). | [2] Unit costs for Kennecott, OT and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage | [3] Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed | *Following a reorganisation of the management team in 2021, the Diamonds business is reported within Minerals and the Simandou iron ore project in Guinea is reported within Copper. 2020 comparatives have been adjusted accordingly

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Minerals

Robust financials in operationally challenging year

Operating metrics	2021	2020 comparison	2022 guidance
IOC pellets price[1]	$214/t	+ 68%	
TiO_2 slag price[2]	$785/t	- 2%	
Production – IOC	9.7Mt	- 6%	10.0-11.0Mt
Production – TiO_2	1.0Mt	- 9%	1.1-1.4Mt
Production – Borates	0.5Mt	+ 2%	~0.5Mt
Production – Diamonds	3.8Mct	+ 3%	5.0-6.0Mct[3]

Financial metrics ($bn)*			
Gross product sales	6.5	+ 25%	
EBITDA	2.6	+ 52%	
Margin (product group ops)	43%	+ 8 pp	
Operating cash flow	1.4	+ 28%	
Capex	0.6	+ 42%	
Free cash flow	0.8	+ 19%	
Underlying ROCE[4]	21%	+ 7 pp	

Entered into a binding agreement to acquire the Rincon lithium project in Argentina

IOC – favourable pricing but labour and equipment availability impacted production

RBM resumed operations in August following stabilisation of security situation

QMM in Madagascar operating well and delivering consistent production, construction launch of solar and wind power plant. Unplanned maintenance and equipment reliability issues at RTFT

Diavik – became sole owner in November, strong price recovery following pandemic-related build-up of demand and low inventory


RINCON

[1] Wet metric tonne | [2] TZMI chloride slag assessment November 2021, excludes UGS | [3] Diamonds guidance is for Diavik only following the closure of Argyle in 2020. Increase in 2021 production reflects 100% ownership of Diavik (previously 60%) from 1st November 2021 | [4] Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed | *Following a reorganisation of the management team in 2021, the Diamonds business is reported within Minerals and the Simandou iron ore project in Guinea is reported within Copper. 2020 comparatives have been adjusted accordingly

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©2022, Rio Tinto, All Rights Reserved 17 Disciplined allocation of capital remains at our core Further cash returns to shareholders Compelling growth Debt management Essential capex Integrity, Replacement, Decarbonisation1 Ordinary dividends2 Iterative cycle of...3

18 Disciplined reinvesting for growth and decarbonisation Ambition to grow and decarbonise reflected in 2023-24 capex of up to ~$9-10bn including up to $3bn in growth investment, depending on opportunities Total decarbonisation investment of ~$7.5bn* from 2022 to 2030, predominantly in second half of decade ~$0.5bn* per year to decarbonise our assets from 2022 to 2024 Sustaining capital of ~$3.5bn per year including Pilbara Iron Ore of ~$1.5bn Replacement spending unchanged at $2-3bn per year** M&A is in addition Capital expenditure profile $bn 5.4 6.2 ~8.0 2018A 2019A 2020A 2021A 2022F 2023F 2024F Sustaining Decarbonise our assets Pilbara replacement Other replacement Growth Ambition ~9.0-10.0 7.4 ~9.0-10.0 Depreciation 5.5 ©2022, Rio Tinto, All Rights Reserved *Estimated investment as of 31 Dec 2021. Marginal Abatement Cost Curves (MACC) and large decarbonisation projects will be updated regularly | **Subject to potential increases of up to 15% for Pilbara replacement projects in 2022

Value accretive decarbonisation investment

$7.5bn of estimated investments[5] between 2022 and 2030 – value accretive in aggregate at a modest carbon price

Mt CO_2e


32.5
1.5
1.1
5.2
4.3
4.1
16.3
-50%
2018¹
Business-as-usual²
Pilbara renewables
Pacific Aluminum Operations repowering
MACC projects³
Other⁴
2030

[1] 2018 Scope 1 and 2 emissions equity baseline, adjusted for divestments | [2] The business-as-usual changes in emissions are the result of volume growth, asset closures and other operational factors | [3] Projects from our Marginal Abatement Cost Curve | [4] Other, including energy efficiency, ELYSIS™ and carbon offsets | [5] The repowering of the two Pacific Aluminium smelters in Australia is assumed to be taking place via power purchase agreement and are not included in the $7.5bn. Estimated investment as of 31 Dec 2021 | *KPMG has provided limited assurance over our scope 1 and 2 target information, the alignment with 1.5C and the roadmap to achieving the target

*See Appendix for further details on projects (slides 37-39)

In the Pilbara we consume $150m pa of gas for electricity generation. Our first GW of renewable capacity can replace ~80% of this

QMM (Madagascar) construction on solar and wind power plant commenced*

Queensland Alumina Limited boiler feed water heating project* (115ktpa CO_2 emissions reduction) seeks to install heat recovery equipment to reduce waste energy by 50% displacing 1.6 PJ pa of coal

Incentivise MACC projects with internal carbon price of $75/t CO_2 initially. Embedded in planning process and prioritised project pipeline

Open to partnerships and will be disciplined on financing and use of our balance sheet

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©2022, Rio Tinto, All Rights Reserved 20 Balance sheet is strong; we will maintain our discipline Balance sheet strength is an asset. Offers resilience and creates optionality Gearing -3% and net (cash)/debt to LTM^ EBITDA of -0.04x Operating cash flow of $25.3bn Invested $7.4bn and distributed $15.4bn of cash to shareholders in 2021 Our financial strength allows us to simultaneously: – Reinvest for growth – Accelerate our own decarbonisation – Continue to pay attractive dividends in line with our policy Net (cash) debt $bn *Pro-forma net debt adjusts for the remainder of previously announced buy-backs from operations, lags in shareholder returns from disposal proceeds, Australian tax lag and disposal-related tax lag and the impact of IFRS 16 Leases accounting change for the prior periods. This lease accounting change is reflected in the June and December 2019 reported net (cash)/debt | ^LTM = Last Twelve Months 14.1 11.3 10.0 9.3 9.3 8.0 5.6 4.9 4.8 1.6 -3.1 -0.5 12.9 9.6 7.6 3.8 5.2 -0.3 4.9 3.7 0.7 -1.6 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Jun-21 Dec-21 Pro-forma net (cash) debt* Reported net (cash) debt

©2022, Rio Tinto, All Rights Reserved 21 Attractive dividends remain paramount Consistent six-year track record of shareholder returns 2021 pay-out of 79% reflects exceptional financial results, strong balance sheet and disciplined ramp up of investment $16.8bn total dividend declared including $12.8bn ordinary dividend 60% average pay-out on ordinary dividend over the past six years 74% average pay-out in total over the past six years Shareholder returns of 40-60% of underlying earnings on average through the cycle Pay-out ratio (%) 0 20 40 60 80 100 2016 - 20212020 20212016 2017 2018 2019 Ordinary dividend Additional return Excluding divestment proceeds returned to shareholders

Jakob Stausholm Chief Executive Gobi Desert, Mongolia

Delivering a stronger Rio Tinto

Best operator

RTSPS*: 5 pilot sites initiated, already seeing returns. Significant step up in programme of work for 2022

Enhancing **operating and leadership capabilities**

Impeccable ESG credentials

ELYSIS™ successfully produced aluminium without any direct GHG emissions

New targets for our GHG emissions; -15% by 2025 and -50% by 2030

Climate partnerships with: InoBat, POSCO, BlueScope, RESOLVE, Carbfix

Excel in development

Oyu Tolgoi underground project: reset relationship with partners and commenced underground mining operations

Progressing replacement projects in Pilbara in adverse operating conditions

Rincon lithium acquisition for $825 million, expected to complete in Q2 2022

Social licence

Advanced discussions with Traditional Owners; 5 Groups in the Pilbara

Targeted investments in our Communities and Social Performance, ESG and climate teams

Established **Australian Advisory Group**

*Rio Tinto Safe Production System

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©2022, Rio Tinto, All Rights Reserved 24 Respect for people, communities and environment at our heart – Launched the Everyday Respect initiative and engaged an external expert review on workplace culture. We are working to create safe, inclusive and respectful workplaces – Acknowledging and modifying mindsets and behaviours: Leadership Development Program, Safe Production System and Cultural awareness training (>22k trained in 2021) – >1,500 Indigenous employees and contractors working across our Australian business: $50m investment over 5 years to attract, retain and grow Indigenous professionals – Harnessing Indigenous traditional and ecological knowledge at Resolution: partnering with Western Apache Tribal elders to restore culturally important Emory Oak trees in Arizona. Tribal Monitor Programme provides direct input from impacted Native American Tribes – Constructive and considered relationship with Puutu Kunti Kurrama and Pinikura (PKKP) leadership and Rio Tinto Iron Ore – Landmark co-management process: Social, Cultural and Heritage Management Plan with Yinhawangka Aboriginal Corporation for the Greater Paraburdoo Iron Ore Hub Proposal Best operator Impeccable ESG credentials Excel in development Social licence

©2022, Rio Tinto, All Rights Reserved 25 Building sustained operating improvement Safety always our priority Rio Tinto Safe Production System initiated at five pilot sites focusing on sustainably unlocking capacity across the system and improving production rates We are already seeing returns in the first year of rollout* including a significant improvement at the Kennecott concentrator since the July deployment compared to the previous 12 months performance A significantly larger programme is planned for 2022, subject to COVID-19 constraints, focused on highest-value deployments with the RTSPS rollout of up to 30 deployments at 15 sites as well as up to 80 rapid improvement (Kaizen) projects which aim at improving targeted bottlenecks Examples of initiatives in 2022 include: Pilbara: increasing plant throughput, reducing wait for feed at primary crushers, reduction in material handling losses. Aluminium: improved productivity at the smelter pots, improved flow rates, energy efficiency, optimised caustic consumption at refineries Best operator Impeccable ESG credentials Excel in development Social licence *See Appendix for further details (slides 33-34)

Decarbonising our business and value chain*


Best operator
Impeccable ESG credentials
Excel in development
Social licence

Net zero by 2050 across our operations
Scope 1 and 2: 15% reduction by 2025, 50% by 2030
Scope 3: Engaging with iron ore and bauxite customers

Energy Development team established

- Deploying renewables at scale, securing tenure
- Working with key providers and using third parties for renewable power
- Disciplined on financing and use of our balance sheet

Partnering with suppliers and industry

- Purchased four electric locomotives from Wabtec for piloting in Pilbara
- MoU with CarbFix to use land in Iceland to develop terminal for CO_2 injection and mineralisation
- InoBat investment: supporting the development of a battery ecosystem in Europe

Developing technologies

- ELYSIS™ produced aluminium without any direct GHG emissions
- Low-carbon research project using microwave energy and sustainable biomass as a reductant
- Canada green hydrogen based DRI

Partnering with customers, technology companies, universities and alliances

- BF optimisation: Baowu, Nippon Steel, POSCO, BlueScope
- Pilbara green hydrogen based DRI and melter: BlueScope
- Tsinghua University and Australian Universities

*Refer to Appendix for details (slides 43-44)   DRI = Direct reduction iron, BF = Blast Furnace

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Best operator | Impeccable ESG credentials | Excel in development
Social licence

Reframing our approach to growth

Exploration

- 18 countries across seven commodities
- Unlocking opportunities through technology
- Accelerating discovery, minimising footprint
- Partnering with others: KoBold Metals, Western Copper and Gold Corporation, Talon Metals

Replacement

Fe	Pilbara: Gudai-Darri, Western Turner Syncline, Robe Valley, Western Range
Cu	Kennecott south pushback
Al	Kemano
Ti	Zulti South

Growth – internal

Fe	Pilbara: Gudai-Darri Canadian HBI Simandou
Cu	Oyu Tolgoi underground Resolution, Winu Kennecott underground
Li	Jadar
Al	AP60

Growth - external

- Binding agreement to acquire the Rincon lithium project in Argentina. Studies will continue throughout 2022
- Increased ownership to 100% at Diavik Diamond Mine

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©2022, Rio Tinto, All Rights Reserved 28 Oyu Tolgoi Underground Resetting the relationship between partners and increasing the value the project delivers for Mongolia – Underground mining commenced on 25 Jan 2022 following comprehensive agreement reached with all partners. Sustainable production expected in H1 2023 – Capital forecast $6.9bn including $175m of known COVID-19 impacts to the end of 2021* – Funding plan agreed and long-term power secured via Electricity Supply Agreement. Working with the Government to support long-term renewable energy generation – One of the largest block cave mines. Globally competitive safety performance; highest water use efficiency per tonne, >90% average water recycling rate *These estimates exclude any impacts of delays to work schedules caused by restricted approved budgets since the start of 2021. This impact, and the impact of any ongoing COVID-19 impacts will be assessed following the commencement of underground operations with further updates provided to the market in due course. Panels 1 and 2 studies will be ongoing throughout 2022. Further study work is also underway to assess the extraction methodology and ultimate recovery of the Panel 0 recoverable pillars. Best operator Impeccable ESG credentials Excel in development Social licence

©2022, Rio Tinto, All Rights Reserved 29 Strong foundation for growth, decarbonisation and shareholder returns Clear strategy Significant achievements in 2021 Continued progress in 2022 Impeccable ESG credentials Excel in Development Strengthening our social licence Best operator - Accelerate our own decarbonisation - Grow in materials enabling the global energy transition - Develop products and services that help our customers to decarbonise - Continue to deliver attractive shareholder returns - New strategy - Ambitious emissions targets - Record financials and dividends - Maintained financial strength - Commenced underground operations at Oyu Tolgoi - Binding agreement for Rincon lithium - Visible shift in attitudes and behaviours - Established partnerships with customers for blast furnace optimisation and green hydrogen based DRI and melter in the Pilbara - Further evolving our culture - Build operating excellence: rollout RTSPS at 15 sites - Further advance Oyu Tolgoi - Complete Pilbara replacement projects - Develop growth options, complete Rincon transaction, explore options for Jadar - Implement decarbonisation projects - Continue to engage with Traditional Owner Groups and modernise agreements in the Pilbara

Appendices Winu, Western Australia

Strong iron ore demand and tight supply despite H2 slowdown in China ©2022, Rio Tinto, All Rights Reserved China’s crude steel production (Mt annualised) Iron Ore1 (+48% YoY) Seaborne Iron Ore supply run rate (Mt annualised2) 800 850 900 950 1,000 1,050 1,100 1,150 1,200 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5 Yr Range 2020 2021 5 Yr avg $/dmt 31 0 50 100 150 200 250 Jan-18 Jan-19 Jan-20 Jan-21 Jan-22 Iron ore (US$/dmt) FY Average – Despite weaker demand and mill operating restrictions during H2, China’s FY21 crude steel production exceeded 1Bnt for the second time in history. Demand recovery in the rest of world maintained its momentum – Combined shipments of the major low-cost producers remained below FY18 volumes for the third consecutive year – Less high-cost supply was needed to balance the market during H2 21, while prices declined 25% half on half 1,100 1,200 1,300 1,400 1,500 1,600 1,700 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5yr Range 5yr Avg. 2020 2021 1 Monthly average Platts (CFR) index for 62% iron fines | 2 Total seaborne suppliers annualised, reported at 100%. Sources: Rio Tinto, NBS, Kpler | YoY = change in annual average price

©2022, Rio Tinto, All Rights Reserved 32 Aluminium1 (+46% YoY) Copper2 (+50% YoY) TiO2 (chloride slag) (-2% YoY) – Strong global demand recovery led by packaging, transport and building and construction – Increase in global deficit on extensive power related smelter curtailments in China and Europe – Lower global inventories supportive of high market and product premiums – Exchange inventories declined to multi-year lows – Demand grew strongly through 2021 with a pick-up in the rest of the world in H2 – Mine supply returned to growth, but many regions continued to face headwinds from lingering effects of COVID-19, workforce constraints and adverse weather conditions – Strong end use TiO2 demand and rising pigment prices supporting feedstock demand – Supply chains remain tight, encouraging positive purchasing sentiment – Tight high-grade supply amplified by production disruptions and project delays Robust demand supports aluminium, copper and TiO2 1 Average LME price. MWP = Mid-West premium | 2 Average LME price | YoY = change in annual average price. Sources: Rio Tinto 600 650 700 750 800 850 Jan-18 Jan-19 Jan-20 Jan-21 Jan-22 CP Slag FY Average 200 250 300 350 400 450 500 Jan-18 Jan-19 Jan-20 Jan-21 Jan-22 Price (c/lb) FY Average 0 100 200 300 400 500 600 700 800 900 1,200 1,700 2,200 2,700 3,200 3,700 Jan-18 Jan-19 Jan-20 Jan-21 Jan-22 LME Aluminium FY Average MWP (RHS)

Already seeing returns from 2021 deployments; focus on highest-value in 2022

Kennecott Concentrator



Flow
Addressing bottlenecks
20+ people upskilled



Shutdown management
Efficiently executing longer periods of downtime
20+ people upskilled



Clean and inspect
Maintaining clean and safe work environments
150+ people upskilled



Centrelines
Running equipment at base condition
20+ people upskilled


73.4 (2021)
69.9 (2020)
Deployment Start
Jan/21
Jun/21
Dec/21
Jun/22

Asset Utilisation Ratio – Processing (%)
(6 month average)

West Angelas Drill and Blast





Pulse Survey | Feedback
Increase in team member sentiment towards "supportive leadership" and "becoming best operator"


Deployment Start
Total
4 weeks
High-grade accessible

Broken stock levels
High grade accessible flattening at ~2.7 weeks, with overall stocks increasing to ~6 weeks


Deployment Start
Production Drill EU (%)

Production drill effective utilisation
Increase of 12% from baseline period

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33

Kaizens delivering immediate value

Pilbara iron ore 2021 complete

Cape Lambert - Conveyors

- 'Super Kaizen' with 30 participants comprising representatives from Cape Lambert, Tom Price, Integrated Operations and Contractors
- Reduce pain points for operational and maintenance personnel in spillage and conveyor hygiene
- 206 ideas, 30 actions completed, 18 actions in progress



West Angelas

- To improve 'clean up' delays and rework that contributes significantly to drill standby losses
- Wait pattern reduced by ~15%
- 100 ideas and 11 quick wins completed
- Mine scorecard embedded in Leadership meetings





Yandi - Conveyors

- Cleaning of excessive material on conveyor undersides and build-up in key chutes, along with implementation of regular launder cleaning
- New yellow maintenance roller tags replicated in an app seamless digital integration
- 15% reduction in chronic events in first few months







Brockman 4 – Wait for Trucks (WFT)

- Demonstrated a reduction in WFT by 25% at Brockman 4
- Completed initiatives estimated at 350kt to 700kt increase of feed to crusher





Used a visual of the 'winning shift' to get from here to here

12 initiatives converted to scope of work



Q1 2022 Kaizens: Rail Brake Cars | Tom Price Pit to Plant | Yandi Screen Materials | Marandoo Dewatering | Drill and Blast Competency

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Sustainability highlights

	2021 performance	Goals

People
Safety
Diversity
	- Zero fatalities at managed operations
	- All injury frequency rate (AIFR) at 0.40 (target: 0.33)
	- 25% of our Executive Committee were women, up 2% from 2020
	- 21.6% of our workforce were women, up 1.5% from 2020[1]
	- 36.4% of Board roles were held by women, up 3.1% from 2020
		- To maintain zero fatalities, and to eliminate workplace injuries and catastrophic events
		- To improve diversity in our business by:
		  - Increasing women in the business (including senior leadership) by 2% each year;
		  - Aiming for 50% women in our graduate intake, and 30% from places where we are developing new businesses

Social Community	- 95% (20 out of 21 asset groupings) have met their 2021 repeat complaints target - 90% (19 out of 21 asset groupings) have met their 2021 significant complaints target - 81% (17 out of 21 asset groupings) have met their 2021 locally set procurement target - 53% (10 out of 19 asset groupings) have met their 2021 local employment target	- To demonstrate local economic benefits from employment and procurement of goods and services by reporting yearly against a locally defined target - To capture and manage community complaints effectively and reduce repeat and significant complaints each year. - These targets will be updated for 2022-2026.
Climate	- The 2021 Scope 1 and 2 emissions were 31.1Mt CO_2e – a reduction of 1.4Mt CO_2e (4.3%) relative to our 2018 baseline	- Scope 1 and 2 targets were updated on 20 October 2021. Our new targets are: to reduce our absolute Scope 1 and 2 emissions by 15% by 2025 and by 50% by 2030 - Scope 3: We will engage with our direct customers, representing 75% of our iron ore scope 3. We will engage with all our bauxite customers to seek collaboration in alumina refining decarbonisation projects
Environment Water	- The water stewardship targets have progressed well with the Group target, and 4 of the 6 asset-level targets remaining on track. Kennecott and Ranger site-based targets are at risk, but both are considered recoverable with additional focus	- To disclose for all managed operations by 2023 their permitted surface water allocation volumes, annual allocation usage, and the estimated surface water allocation catchment runoff from average annual rainfall - To achieve local water stewardship targets for selected sites by 2023

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©2022, Rio Tinto, All Rights Reserved 36 Accelerating current abatement projects Our Marginal Abatement Cost Curve for Scope 1 & 2 emissions (excl. Pilbara and Pacific Operations repowering, ELYSISTM, energy efficiency and carbon offsets) As of 30 September 2021 USD$/t CO2e 2.51.0 1.50.0 0 4.54.03.53.0 250 300 2.00.5 -100 -50 50 100 200 150 Mt CO2e Renewables Mobile diesel Process heat Anodes & reductants

MACC project*: Queensland Alumina Limited (QAL) boiler feed water heating

Project summary:

Boiler feed water heating project seeks to install heat recovery equipment to reduce waste energy by 50% displacing 1.6 PJ/pa of coal.

Business case overview:

First abatement	**2024**
Abatement (2025)	**115ktpa** CO_2e
MACC (US$/t$CO_2$)*	**<$0/t CO_2e**

Details:

QAL operates three parallel high temperature digestion units, using ~25 PJ/pa of coal as boiler fuel. 12% of boiler steam is utilised for boiler feed water heating

Approximately 50% of this waste steam can be captured by boiler feed water reducing the steam required for heating by ~50%



*Marginal Abatement Cost Curve for Scope 1 & 2 emissions. Under assessment through the planning process. The project has a positive NPV at a carbon price of zero

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©2022, Rio Tinto, All Rights Reserved MACC project*: Rio Tinto Fer et Titane energy efficiency First abatement 2021 Abatement (2025) >32ktpa CO2e MACC (US$/tCO2) <$0/t CO2e Business case overview: Details: • Optimising operation parameters with lean indicators and new instrumentation to improve the process for rotary kiln at the Ore Preparation Plant • Increase valorisation of the CO gas produced on site (by-product of the ilmenite smelting process) to displace natural gas at the Up-Graded Slag plant’s boilers • More energy efficiency projects on the way to deliver more abatement in the coming years Project summary: Decrease natural gas and reductant consumption by various energy efficiency initiatives 38 *Marginal Abatement Cost Curve for Scope 1 & 2 emissions Under assessment through the planning process. The project has a positive NPV at a carbon price of zero 38

©2022, Rio Tinto, All Rights Reserved QMM construction on solar and wind power plant commenced QMM has signed a 20-year power purchase agreement using renewable energy with CrossBoundary Energy to supply their mine operations in southern Madagascar ~18,000 solar panels and four wind turbines will enable QMM to meet all of its electricity needs during peak periods and up to 60% of its annual electricity consumption, as well as to reduce its annual carbon dioxide emissions by more than 26kt The renewable power supply will reduce QMM's heavy fuel oil purchases by up to 8.5kt per year The first unit, an 8 MW solar energy facility, will be operational in 2022. The 12 MW wind power facility will be completed in 2023 39

We operate in three out of the eleven advantageous regions for renewable energy

■ Ideal for wind ■ Ideal for solar ■ Ideal for solar and wind ■ Existing major hydropower ○ RES* endowed region



*RES = Renewable Energy System

Advantaged positions

Large power producer and consumer. Uniquely positioned in advantaged green energy locations – Pilbara, Quebec and Queensland

Assets and people

Long-life orebodies with superior orebody knowledge. Talented workforce

Technology

Metallurgy, geology, mining equipment, processing, energy

Cash flow and balance sheet

Disciplined capital allocation. Cash flow through cycle. Ability to invest and pay an attractive dividend – in line with our policy

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40

Our products enable the energy transition and we need to be part of net zero value chains

Iron ore


365Mt
CO_2e

Customer partnerships

- Baowu / Tsinghua (2019)
- Nippon Steel (2020)
- POSCO (2021)
- BlueScope (2021)

Technology partnerships and investments

Blast furnace optimisation	Pilbara beneficiation	Low-carbon research project
H_2 DRI and melter	H_2 DRI Canada	Simandou

2022 customer engagements

28% of our customers have public targets and net zero ambition;

We will engage with our direct customers, representing 75% of our iron ore scope 3

Aluminium


145Mt
CO_2e

ELYSIS™

On track for zero emission technology to be available for installation from 2024

Limited influence on power-related emissions

74% of our downstream aluminium value chain Scope 3 emissions are from our customers (and customer's customers) use of electricity, predominantly in China

2022 customer engagements

We will engage with all our bauxite customers to seek collaboration in alumina refining decarbonisation projects

Shipping


8.6Mt
CO_2e

Net zero by 2050

from shipping of our products

Net zero vessels in our portfolio by 2030

40% intensity reduction by 2025

five years ahead of IMO deadline

1
Improving existing vessels efficiency

2
Increasing use of transition fuels (LNG and biofuels)

3
Partnering for development of net zero fuels (green ammonia)

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41

©2022, Rio Tinto, All Rights Reserved 42 Partnering to reduce the carbon footprint of our value chains 95% of Scope 3 emissions is from the processing of iron ore, bauxite and other products by our customers 94% of these processing emissions take place at our customer facilities in China, South Korea, Japan and other countries that have pledged to be carbon neutral by around mid-century About 28% of our iron sales are directly to steel producers that have already set public targets for their Scope 1 and 2 emissions (our Scope 3), and have ambitions to reach net zero by around mid-century In 2022, we commit to engage with all our direct iron ore customers, representing approximately 75% of our iron ore sales and related Scope 3 emissions

©2022, Rio Tinto, All Rights Reserved 43 Climate and value chain: H1 2021 highlights - Signed a charter agreement with Singapore’s ship management company Eastern Pacific Shipping for three liquefied natural gas dual-fuel Newcastlemax bulk carriers, to further reduce our scope 3 shipping emissions. - Charge On Innovation Challenge, along with other Founding Patrons: BHP and Vale, and in partnership with Australia’s Mining Equipment, Technology and Services (METS) industry body Austmine. - Partnership with the Australian Renewable Energy Agency (ARENA) to study whether hydrogen can replace natural gas in alumina refineries to reduce emissions. - MoU with Schneider Electric to develop a circular and sustainable market ecosystem for both companies and their customers. - MoU with POSCO, the largest steel producer in South Korea and one of the world’s leading steel producers, to jointly explore, develop and demonstrate technologies to transition to a low-carbon emission steel value chain. - MoU with InoBat, a European battery technology and manufacturing company, to work together to accelerate the establishment of a “cradle to cradle” battery manufacturing and recycling value chain in Serbia. - Joined Japan’s Green Value Chain Platform Network (GVC Network), a collaboration established by the Japanese Ministry of the Environment to lead transparent decarbonisation efforts in the country.

©2022, Rio Tinto, All Rights Reserved 44 Climate and value chain: H2 2021 highlights - Carbfix partnership: to implement a technology for capturing carbon and permanently storing it underground at our ISAL aluminium smelter in Iceland. - Department of Energy awarded $2.2m of funding to a Rio Tinto-led team to explore carbon storage potential at the Tamarack nickel joint venture in central Minnesota. - MoU with BlueScope to research and design low emissions processes for the steel value chain, including iron ore processing, iron and steelmaking and related technologies. - ELYSIS successfully produced aluminium without any direct greenhouse emissions at its Industrial Research and Development Center in Saguenay, Canada. - Investment in Inobat Auto, a European-based battery technology and manufacturing company. This investment will support the completion of InoBat’s research and development centre and pilot battery line. - Launched the construction of the solar and wind power plant at QMM ilmenite mine operations in Fort Dauphin, in southern Madagascar. - Purchased four battery-electric trains for use in the Pilbara, WA. Production is due to commence in 2023 ahead of initial trials in the Pilbara in early 2024. - Partnership with Komatsu to fast-track the development and implementation of zero-emission mining haulage solutions, including haul trucks. - MoU with Caterpillar for the development of their zero-emissions autonomous haul trucks for use at one of our Western Australian mining operations. - Partnership with Sumitomo to study the construction of a hydrogen pilot plant at our Yarwun alumina refinery in Gladstone, Queensland, and to explore the potential use of hydrogen at the refinery. - Developed a new low-carbon steel process that aims to replace coking coal with sustainable plant biomass when converting iron ore fines into steel. - Approval of a new solar farm and battery storage at Weipa QLD, that will more than triple the local electricity network’s solar generation capacity.

©2022, Rio Tinto, All Rights Reserved 45 Our focus areas for iron and steel decarbonisation Multiple projects Universities Pilbara pathway 1 Pilbara pathway 2 Project – study phase High-quality iron ore Blast furnace optimisation Pilbara beneficiation Low-carbon research project H2 DRI and melter H2 DRI Canada Simandou 1 2 4 5 63 Customer partnerships We have a dedicated steel decarbonisation team Future pathways for Pilbara iron ore

ELYSIS™ zero carbon metal meets new market demand

LOW CARBON FOOTPRINT PRODUCTS: AN IRREVERSIBLE TREND

Aluminium has always been the leading choice for sustainable product development due to its light-weight, strength and infinite recyclability. This technology takes the miracle metal's **sustainable advantage to a new level.** ELYSIS™ technology will allow the production of widely used products with less impact on our environment.

WORLD-CLASS PARTNERSHIP

ELYSIS

Alcoa

Rio Tinto

Québec

Canada

CARBON-FREE SMELTING.
LOWER OPERATING COST.
HIGHER PRODUCTIVITY.

THE BENEFITS OF THE TECHNOLOGY ARE NUMEROUS :

- Completely **eliminates direct greenhouse gas emissions** and **other by-products** in the aluminium smelting process.
- Potential to reduce GHG emissions in Canada by approximately 7 million metric tons. This would represent close to **20% of both Quebec and British Columbia's total industrial emissions.**
- Will allow the **production of greener products**: smartphones, cars, planes, construction supplies, etc.
- **Reduces operating costs** through the reduction of anode consumption.
- Increases the **productivity of aluminium smelters.**

© 2018-2021, ELYSIS Limited Partnership, All rights reserved. ELYSIS is a trademark of ELYSIS Limited Partnership

Strong market demand emerging

- **Q3 2020:** Apple's 16" MacBook Pro is world's first device manufactured using ELYSIS metal, delivered through Rio Tinto's commercial network.
- **Q4 2020:** Rio Tinto supplied ELYSIS metal to AB InBev as part of partnership to produce their most sustainable can – piloted with Michelob ULTRA
- **Q2 2021:** Selected our Alma smelter in Saguenay-Lac-Saint-Jean, Quebec, for the first installation and demonstration of its inert anode technology at a commercial size of 450 kiloamperes (kA) and start of construction of the first prototype cells.
- **Q4 2021:** Successfully produced aluminium without any direct greenhouse emissions at its Industrial Research and Development Center in Saguenay, Canada

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46

©2022, Rio Tinto, All Rights Reserved 47 Mine project pipeline High volume of environmental approvals for new mines Studies being progressed. Commissioning from 2025: - Western Range - Bedded Hill Top and Hope Downs 2 - Brockman Syncline 1 Approvals timeline risk has increased Completed projects Projects in development Projects in study stage Capital Intensity ($/t Real 2021) -$10 $10 $30 $50 $70 $90 $110 $130 $150 2004 2009 2014 2019 2024 2029 2034 Western Range GD1 Robe Valley Sustaining West Angelas Deposits C&D WTS2 BHT/HD2 BS1 2021

©2022, Rio Tinto, All Rights Reserved 48 Ongoing focus on quality and product mix 1% 5% 11% 6%9% 8% 8% 10% 17% 17% 18% 13% 26% 24% 20% 27% 46% 45% 43% 45% SP10 RV HIY PBL PBF FY21FY20 FY24F Consistent quality remains key for our Pilbara Blend. Demand remains strong, and will continue to underpin our product strategy Pilbara Blend quality maintained by: - Blending different ore sources to tight specifications - Producing lower quality products (including SP-10) as required FY19 RV = Robe Valley, PBL: Pilbara Blend Lump, PBF: Pilbara Blend Fines Shipments by product (%)

23% 77% 100% ©2022, Rio Tinto, All Rights Reserved 49 Shareholder structure Rio Tinto plc Shares outstanding: 1.247bn Rio Tinto DLC Shares outstanding: 1.619bn Rio Tinto Limited Shares outstanding: 0.371bn 59.2 8.2 7.1 18.8 5.7 1.1 0.4 35.9 14.1 31.9 17.5 0.3 13.9 29.5 12.5 28.9 14.8 0.5 ROWAustralia UK Europe (ex UK) North America Asia

50 Strong commodity pricing driving EBITDA Underlying EBITDA 2021 vs 2020 $ million 23,902 17,464 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 2020 underlying EBITDA Price 11,589 161 117 1,896 3,027 674 Iron ore Iron & Titanium Diamonds Copper Aluminium* Other, net *Aluminium includes alumina and bauxite and includes movements in market and other premia ©2022, Rio Tinto, All Rights Reserved

Lower volume in iron ore driven by weather, heritage management and delays in mine tie-in projects 51 23,902 39,672 17,464 (606) (398) (690) (583) 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 2020 underlying EBITDA Price Exchange rates Energy Inflation Flexed 2020 underlying EBITDA Volumes & Mix Underlying EBITDA 2021 vs 2020 $ million (19) 445 258 (169) 26 (894) (230) Diamonds Gold Aluminium Copper Iron & Titanium Iron Ore Other Aluminium includes alumina and bauxite. Aluminium variance excludes profit impact of volumes lost related to Kitimat pot relining and ISAL preventative pot-line shutdown. ©2022, Rio Tinto, All Rights Reserved

Iron Ore

Strong pricing supports EBITDA

Underlying EBITDA 2021 vs 2020

$ million



30,000
20,000
10,000
0
18,837
10,346
(88)
(114)
(187)
28,794
(863)
(591)
252
27,592
2020 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed 2020 underlying EBITDA
Volumes and Mix
Cash costs
Other
2021 underlying EBITDA

- Our Pilbara iron ore shipments decreased by 3% compared with 2020. Shipments were impacted by lower mined production due to above-average rainfall in the first half of 2021, cultural heritage management and delays in growth and brownfield mine replacement tie-in projects.
- Underlying EBITDA of $27.6 billion was 46% higher than 2020, driven by higher prices ($10.3 billion), with a 45% rise in the monthly average Platts index for 62% iron fines adjusted to an FOB basis compared with 2020. This more than compensated for the impact from reduced shipments and rising unit costs.
- 2021 Pilbara unit cash costs, which were $18.6 per tonne (excluding COVID-19 costs of $0.5 per tonne), marginally exceeded guidance of $18.0 to 18.5 per tonne and compared with $14.8 per tonne in 2020 (excluding COVID-19 costs of $0.6 per tonne). Unit cost performance was driven by higher input prices including labour, explosives and energy, a 9% stronger Australian dollar, an increase in the mine work index, operational readiness costs for our growth and brownfield mine replacement tie-in projects and fixed cost inefficiencies from lower volumes.
- Our Pilbara operations delivered an underlying FOB EBITDA margin of 76%, compared with 74.0% in 2020.
- Gross product sales for our Pilbara operations included freight revenue of $2.7 billion (2020: $1.5 billion).
- We price the majority of our iron ore sales (77%) by reference to the average index price for the month of shipment. In 2021, we priced approximately 11% of sales with reference to the prior quarter's average index lagged by one month with the remainder sold either on current quarter average, current month average or on the spot market. We made approximately 72% of sales including freight and 28% on an FOB basis.
- We continue to increase our iron ore portside sales in China, with a total of 14.0 million tonnes in 2021 (2020: 5.5 million tonnes). We experienced increased inventory levels of Pilbara product at the port at December (2021: 8.8 million tonnes, 2020: 1.7 million tonnes), due to higher volumes of SP10 and constrained availability of high grade blending stocks in the fourth quarter.

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52

Aluminium
Higher prices, recovery of VAP demand and volumes

Underlying EBITDA 2021 vs 2020
$ million


5,500
4,000
2,500
1,000
2,152
2,977
(270)
(34)
(261)
4,564
258
(269)
(50)
(121)
4,382
2020 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed 2020 underlying EBITDA
Volumes & Mix
Cash costs
One-offs
Other
2021 underlying EBITDA

- In 2021, aluminium prices rallied to multi-year highs, following a firm recovery in global demand and extensive power-related supply disruptions in China, which led to a global market deficit.
- This rebound in sales prices, together with increased demand for value-added product (VAP), were the key drivers for our aluminium business to more than double underlying EBITDA and deliver a substantial increase in cash flow.
- Underlying EBITDA of $4.4 billion, which was 104% higher than 2020, benefited from the stronger pricing environment, in particular for primary metal and alumina, and higher product premiums for primary metal. This was only partly offset by the impact of stronger local currencies, lower bauxite and alumina shipments and cyclical cost inflation for coke, pitch and alloys. This increased our industry-leading underlying EBITDA margin to 38%.
- We achieved an average realised aluminium price of $2,899 per tonne, 49% higher than 2020 ($1,946 per tonne). This comprised the LME price, a market premium and a product (VAP) premium.
- The cash LME price averaged $2,480 per tonne, 46% higher than 2020, while in our key US market, the midwest premium duty paid increased by 119% to $584 per tonne (2020: $267 per tonne).
- Our VAP sales represented 50% of the primary metal we sold (2020: 43%) and generated product premiums averaging $230 per tonne of VAP sold (2020: $213 per tonne).
- We generated $3.6 billion in net cash from operating activities, reflective of the higher underlying EBITDA achieved, net of a $0.5 billion build in working capital, driven by the higher pricing environment and supply chain constraints.
- Free cash flow increased by 155% to $2.3 billion.
- Although we are broadly balanced in alumina, approximately 2.2 million tonnes of our legacy alumina sales contracts are exposed to a fixed linkage to the LME price. These contracts date back to 2005 or earlier, and the majority expire between 2023 and 2030.

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©2022, Rio Tinto, All Rights Reserved 54 Aluminium Value Chain 2021 Actuals Mining Aluminium Casting Bauxite 37.6dmt Bauxite 54.3dmt Refining Alumina 7.9mt Alumina 1.6mt VAP Non-VAP Aluminium 3.2mt Casthouse Prodn 30% 80% 100% 70% 20% 50% 50% RTA Intersegment 3rd Party Sales

Copper

Higher prices, volume impacted by COVID-19

Underlying EBITDA 2021 vs 2020

$ million



4,500
3,000
1,500
2,084
2,190
(1)
(101)
(83)
4,089
(1)
(68)
(22)
(29)
3,969
2020 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed 2020 underlying EBITDA
Volumes & Mix
Cash costs
One-offs
Other
2021 underlying EBITDA

- At $4.0 billion, underlying EBITDA was up 90%, with margins rising to 59%, driven by the strong recovery in prices and an improved smelter performance at Kennecott in the US.
- The improvement in our financial performance was primarily attributable to strong market conditions, with the copper price driven higher by renewed speculative interest, declining LME stocks, a weaker US dollar and COVID-related supply constraints.
- We also benefited from higher sales volumes of refined metal at Kennecott and temporarily higher gold grades at Oyu Tolgoi in Mongolia. These compensated for lower volumes at Escondida in Chile, where ongoing preventive measures in response to COVID-19 continued to impact workforce availability.
- Our average realised copper price increased by 50% to 424 US cents per pound, even before taking into account the provisional pricing benefit to revenues of $246 million in 2021, while the benchmark gold price rose just 2% to $1,799 per ounce.
- We incurred additional costs related to our response to COVID-19, higher energy costs and higher unit costs at Escondida due to lower concentrator throughput.
- We generated $2.6 billion in net cash from our operating activities, a 168% increase on 2020, from the same drivers as underlying EBITDA and a $0.8 billion increase in dividends from our 30% equity holding in Escondida to $1.4 billion, partly offset by a $0.4 billion tax payment in Mongolia.
- Free cash flow of $1.3 billion reflected the higher operating cash flow and high level of capital investment ($1.3 billion), mainly relating to the ongoing development of the Oyu Tolgoi underground project, where we have a 34% effective interest but fully consolidate on the basis of management control.
- Our copper unit costs, at 82 cents per pound in 2021, were 26% lower than in 2020, but marginally above guidance of 75 to 80 cents per pound. Lower throughput and grades at Escondida and higher royalties, in line with stronger prices, at Kennecott and Oyu Tolgoi were offset by higher production of copper and, in particular, gold at Oyu Tolgoi, driven by higher grades.

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Minerals

Strong pricing across portfolio supports EBITDA

Underlying EBITDA 2021 vs 2020
$ million



4,000
3,000
2,000
1,000
0
1,710
1,432
(136)
(60)
(129)
2,817
(105)
(69)
(59)
19
2,603
2020 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed 2020 underlying EBITDA
Volumes and Mix
Cash costs
One-offs
Other
2021 underlying EBITDA

- In 2021, we benefited from strong market conditions in particular for iron ore pellets and concentrate, but also for titanium dioxide pigment and borates, driven by global economic growth and underpinned by a robust construction market. We also saw a recovery in diamond prices following a pandemic-related build-up of demand and low inventory levels.
- Underlying EBITDA of $2.6 billion was 52% higher than 2020, primarily due to the strong pricing environment which more than offset the impact of lower volumes, which in turn drove up unit cash costs due to fixed cost inefficiencies.
- We generated net cash of $1.4 billion from our operating activities, and $0.8 billion of free cash flow, 28% and 19% higher than 2020, respectively, reflecting the strong pricing environment and higher dividends paid to holders of non-controlling interests at Iron Ore Company of Canada.
- The business continued to comply with government-imposed COVID-19 restrictions, notably in Canada, the US and South Africa. At our titanium dioxide business we experienced 9% lower production, as a result of community disruptions and subsequent curtailment of operations at Richards Bay Minerals (RBM) in South Africa for around three months coupled with an extended ramp-up period, as well as unplanned maintenance and equipment reliability issues at Rio Tinto Fer et Titane (RTFT) in Canada.
- On 18 November, we announced we had become the sole owner of Diavik Diamond Mine in the Northwest Territories of Canada, continuing its leading role in the Canadian diamond industry.

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Other movements in underlying EBITDA

Underlying EBITDA impact

$ million	2020	FX/ price	Energy & Inflation	Volumes	Cash costs	E&E	Non-cash	Other	2021
Other operations	24	578	-91	37	-56	0	-102	-418	-28
Exploration & Evaluation (net)	-250	-10	-5	-	-	3	5	-	-257
Other	-655	-158	-24	91	1	-28	42	190	-541
Total	**-881**	**410**	**-120**	**128**	**-55**	**-25**	**-55**	**-228**	**-826**

- Other operations include our 100% interest in the Gove alumina refinery (under rehabilitation), Rio Tinto Marine, and the remaining legacy liabilities of Rio Tinto Coal Australia. These include provisions for onerous contracts, in relation to rail infrastructure capacity, partly offset by financial assets and receivables relating to contingent royalties and disposal proceeds. From 1 January 2021, Uranium moved from Minerals to Other operations. From 1 January 2021, Argyle closure is reported as part of Other Operations.
- We have a strong portfolio of exploration projects with activity in 18 countries across seven commodities in early exploration and studies stages, reflected in our pre-tax central spend of $257 million. All projects have followed government COVID-19 requirements, while focusing on protecting the wellbeing and health of local communities.

Other: inter-segment transactions, central costs (pensions, share-based payments, insurance and derivatives), restructuring, project and one-off costs

- Pre-tax central pension costs, share-based payments, insurance and derivatives were a $110 million credit compared with a $117 million credit in 2020, mainly due to higher insurance recoveries in 2021 combined with slightly lower claims than in 2020, offset by derivative losses in 2021 of $97 million compared to gains of $45 million in 2020.
- On a pre-tax basis, restructuring, project and one-off central costs were 40% lower than 2020 mainly due to lower central provisions for closure costs.
- Other central costs of $613 million were 12% higher than in 2020 driven by stronger local currencies and inflation, along with increased costs associated with progressing our Communities and Social Performance and ESG objectives.

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0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 20 22 20 23 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 + External borrowings Leases Debt maturity profile 31 December 2021 debt maturity profile* ©2022, Rio Tinto, All Rights Reserved 58 $ million *Numbers based on December 2021 accounting value. The debt maturity profile shows $1.4 billion of capitalised leases under IFRS 16. Average outstanding debt maturity of corporate bonds extended to ~16 years following the bond maturity extension transaction undertaken in H2 2021 (~11 years for Group debt) No corporate bond maturities until 2024 Liquidity remains strong under stress tests In H2 2021, the $7.5bn back-stop Revolving Credit Facility was re-financed and now matures in November 2026. It has two additional one-year extension options

Pro-forma net debt reconciliation 59 2021 2020 Reported net (cash)/debt (1.6) 0.7 Australian tax top-up in June of following year 1.1 0.9 Proforma net (cash) debt (0.5) 1.6 ©2022, Rio Tinto, All Rights Reserved $ billion

©2022, Rio Tinto, All Rights Reserved 60 Group level financial guidance 2022 2023 2024 CAPEX Total Group ~$8.0bn ~$9.0 – 10.0bn ~$9.0 – 10.0bn Sustaining Capex Group ~$3.5bn ~$3.5bn ~$3.5bn Pilbara Sustaining Capex ~$1.5bn ~$1.5bn ~$1.5bn - $0.5bn* per year to decarbonise our assets from 2022 to 2024 - Total decarbonisation investment of ~$7.5bn* from 2022 to 2030, predominantly in second half of decade - Ambition to grow and decarbonise reflected in 2023-24 capex of $9-10bn including up to $3bn in growth spending, depending on opportunities - Replacement spending $2-3bn per year Effective tax rate 30% Returns Total returns of 40 – 60% of underlying earnings through the cycle *Estimated investment as of 31 Dec 2021. Marginal Abatement Cost Curves (MACC) and large decarbonisation projects will be updated regularly

©2022, Rio Tinto, All Rights Reserved 61 Product group level guidance 2022 Production Guidance 2022 Costs Iron Ore Shipments 320 – 335Mt1 (100% basis) $19.5-21.0/wmt (FOB), based on an Australian dollar exchange rate of $0.75 Copper Mined Copper Refined Copper 500 to 575kt 230 – 290kt C1 Copper unit costs 130-150 US c/lb Aluminium Bauxite Alumina Aluminium 54 – 57Mt 8.0 – 8.4Mt 3.1 – 3.2Mt Modelling guidance provided for Canadian smelters only (see slide 63) Minerals TiO2 IOC pellets and concentrate2 B2O3 Diamonds3 1.1 to 1.4Mt 10.0 – 11.0Mt ~0.5Mt 5.0 – 6.0m carats 1 Pilbara shipments guidance remains subject to risks around commissioning and ramp-up of new mines and management of cultural heritage. | 2 Iron Ore Company of Canada. | 3 Reflects 100% ownership of Diavik (previously 60%)

Modelling EBITDA ©2022, Rio Tinto, All Rights Reserved 62 Underlying EBITDA sensitivity Average published price/exchange rate for 2021 US$ million impact on full year 2021 underlying EBITDA of a 10% change in prices/exchange rates Copper 422c/lb 543 Aluminium $2,480/t 813 Gold $1,799/oz 120 Iron ore realised price (62% Fe CFR freight-adjusted) $143.8/dmt 3,605 A$ 0.75US$ 736 C$ 0.80US$ 285 Oil (Brent) $70/bbl 111 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital

Modelling aluminium costs ©2022, Rio Tinto, All Rights Reserved 63 Canadian* smelting unit cash** cost sensitivity ($/t) Impact a $100/t change in each of the input costs below will have on our 2021 Canadian smelting unit cash cost of $1,373/t Alumina (FOB) $191 Green petroleum coke (FOB) $25 Calcined petroleum coke (FOB) $36 Coal tar pitch (FOB) $8 * Canadian smelters include all fully-owned smelters in Canada (Alma, AP60, Arvida, Grande-Baie, Kitimat, and Laterrière), as well as Rio Tinto’s share of the Becancour and Alouette smelters ** The smelting unit cash costs refer to all costs which have been incurred before casting, excluding depreciation but including corporate allocations and with alumina at market price, to produce one metric tonne of primary aluminium

Application of the returns policy 64 Capital return considerations Comments Results for FY 2021 – Operating cash flow of $25.3 billion – FCF of $17.7 billion1 – Underlying earnings up 72% to $21.4 billion Long-term growth prospects – Focused on Oyu Tolgoi – Investing in replacing high quality assets in Pilbara, Kennecott and Zulti-South – Ongoing exploration and evaluation programme – Winu Balance sheet strength – Strong balance sheet with net cash of $1.6 billion 40-60 per cent of underlying earnings through the cycle – Pay-out of 79% based on (i) Strong financial performance in 2021 (ii) strong balance sheet Balanced between growth and shareholder returns – Defined growth pipeline and a strong balance sheet providing capacity for shareholder return Outlook – Encouraged by growth prospects in the coming year – Remain vigilant in relation to potential disruption from new COVID-19 variants and geopolitical tensions 1 Free cash flow is defined as net cash generated from operating activities less purchases of PP&E less lease principal payments plus sales of PP&E ©2022, Rio Tinto, All Rights Reserved

Oyu Tolgoi delivers substantial economic value to Mongolia ©2022, Rio Tinto, All Rights Reserved 65 Source: World bank FDI OT accounts for one-third of Mongolia’s GDP; 70% of Foreign Direct Investment Jobs Country’s largest private-sector employer, workforce of 12,000 is >96% Mongolian Taxes Since 2010, OT has spent US$13.4bn in-country in the form of salaries, payments to Mongolian suppliers, taxes and other payments to the Government of Mongolia. Since 2010, OT has paid US$3.6bn in taxes, fees and other payments. Local spend $4.1bn on national procurement spend since 2010; National procurement spend is 71% of total spend. 864 suppliers of which 540 are national businesses. National procurement (2010 – 2021, in US$ millions) Total in-country spend (2010 – Q4 2021)

Group Income Statement and Cash flow statement

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)[2]	
	Dec-21 YTD US$m	Dec-20 YTD US$m	Dec-21 YTD US$m	Dec-20 YTD US$m	Dec-21 YTD US$m	Dec-20 YTD US$m
Consolidated sales revenue	63,495	44,611	1,971	1,078	61,524	43,533
Profit after tax for the period	22,575	10,400	893	357	21,682	10,043
– attributable to owners of Rio Tinto (net earnings)	21,094	9,769	397	227	20,697	9,542
– attributable to non-controlling interests	1,481	631	496	130	985	501
Alternative performance measures (as per Financial Information by Business Unit)						
Underlying EBITDA	37,720	23,902	1,213	390	36,507	23,512
Underlying Earnings	21,380	12,448	325	160	21,055	12,288
Cash flows from operations	35,367	22,416	825	380	34,542	22,036
Capital expenditure	(7,384)	(6,189)	(911)	(1,038)	(6,473)	(5,151)

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.5%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

[1] Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.
[2] Includes income and expenses arising in other Rio Tinto group companies from transactions with Oyu Tolgoi and Turquoise Hill.

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Group Balance Sheet

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)	
	Dec-21 YTD US$m	Dec-20 YTD US$m	Dec-21 YTD US$m	Dec-20 YTD US$m	Dec-21 YTD US$m	Dec-20 YTD US$m
Non-current assets	78,464	76,535	12,250	10,930	66,214	65,605
Current assets	24,432	20,855	1,129	1,496	23,303	19,359
Total assets	102,896	97,390	13,379	12,426	89,517	84,964
Current liabilities	(12,627)	(11,607)	(954)	(540)	(11,673)	(11,067)
Non-current liabilities[2]	(33,679)	(33,880)	(4,085)	(4,404)	(29,594)	(29,476)
Total liabilities	(46,306)	(45,487)	(5,039)	(4,944)	(41,267)	(40,543)
Net assets	56,590	51,903	8,340	7,482	48,250	44,421
Equity attributable to non-controlling interests	5,158	4,849	2,846	2,424	2,312	2,425
Equity attributable to owners of Rio Tinto	51,432	47,054	5,494	5,058	45,938	41,996
Total equity	56,590	51,903	8,340	7,482	48,250	44,421

Alternative performance measures (as per Financial Information by Business Unit)

Operating assets	49,856	47,718	8,998	8,111	40,858	39,607
Net cash/(debt)	1,576	(664)	(3,504)	(3,053)	5,080	2,389
Equity attributable to owners of Rio Tinto	51,432	47,054	5,494	5,058	45,938	41,996

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.5%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

[1] Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.

[2] Rio Tinto plc has provided a guarantee, known as the completion support undertaking (CSU), in favour of the Oyu Tolgoi LLC project finance lenders. At 30 June 2021 and 31 Dec 2021, US$4.3bn of project finance debt was outstanding under this facility.

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©2022, Rio Tinto, All Rights Reserved 68 Common acronyms RTSPS Rio Tinto Safe Production Sytem ROCE Return on capital employed EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation CAGR Compound annual growth rate USD United States dollar Bn Billion NPV Net present value ESG Environmental, Social, and Governance IRR Internal rate of return R&D Research and development VAP Value-added product T Tonne Mt Million tonnes Gt Giga tonnes tCO2 Tonne of carbon dioxide tCO2 e Tonne of carbon dioxide equivalent Pa Per annum PJ Petajoule Mtpa Million tonnes per annum CO2 Carbon dioxide GHG Greenhouse gas MACC Marginal Abatement Cost Curve Mwh Megawatt hour MW Megawatt GW Gigawatt